Issuer Free Writing Prospectus dated January 14, 2021 Filed Pursuant to Rule 433 relating to the Preliminary Prospectus dated January 7, 2021 Registration Statement No. 333-251484

FINAL TERM SHEET

PLAYTIKA HOLDING CORP.

Public Offering of 69,500,000 Shares of Common Stock

Issuer:	Playtika Holding Corp. (the “Company”)

Symbol:	PLTK (Nasdaq Global Select Market)

Selling Stockholder:	Playtika Holding UK II Limited

Total Firm Shares (Excluding Option to Purchase Additional Shares from Selling Stockholder):	69,500,000 shares of common stock

Total Firm Shares Offered by Issuer:	18,518,500 shares of common stock

Total Firm Shares Offered by Selling Stockholder:	50,981,500 shares of common stock

Option to Purchase Additional Shares from Selling Stockholder:	The Selling Stockholder has granted to the underwriters an option, exercisable for 30 days from the date of the prospectus to which this communication relates, to purchase up to 10,425,000 additional shares of common stock at the price per share to the public, less underwriting discounts and commissions.

Price per Share to Public:	$27.00

Pricing Date:	January 14, 2021

Anticipated Closing Date:	January 20, 2021

CUSIP No:	72815L 107

Directed Share Allocation	At the Company’s request and the request of the Selling Stockholder, the underwriters have reserved for sale at the initial public offering price per share up to 5% of the shares of common stock offered by the prospectus to which this communication relates, to certain persons the Company’s management and the Selling Stockholder have designated. If purchased by these persons, these shares will not be subject to a lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares of common stock.

Underwriters:

Morgan Stanley & Co. LLC

Credit Suisse Securities (USA) LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

UBS Securities LLC

BofA Securities, Inc.

Robert W. Baird & Co. Incorporated

Cowen and Company, LLC

Stifel, Nicolaus & Company, Incorporated

Wedbush Securities Inc.

This document does not provide full disclosure of all material facts relating to the securities offered. The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which was declared effective by the SEC on January 14, 2021. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents (including the final prospectus relating to this offering, when available) for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request a copy of the preliminary prospectus from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attn: Prospectus Department or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, NC 27560, by telephone at (800) 221-1037 or by email at usa.prospectus@credit-suisse.com.

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